

Debra Tonetti · 3rd

Professor at University of Illinois at Chicago

Greater Chicago Area · **Contact info**

291 connections

TTC Oncology, LLC

Loyola University of Chicago

Experience

Co-Founder and Chief Scientific Officer
TTC Oncology, LLC
2016 – Present · 5 yrs



TTCONCOLOGY | TTC Oncology |...

University of Illinois at Chicago
20 yrs 6 mos

Professor
Full-time
Jul 2001 – Present · 20 yrs 6 mos

Interim Biopharmaceutical Sciences Department Head
Full-time
Feb 2017 – Aug 2019 · 2 yrs 7 mos

Research Assistant Professor
Northwestern University
Aug 1994 – Jun 2001 · 6 yrs 11 mos

Postdoctoral Fellow
Argonne National Laboratory
Oct 1989 – Jul 1994 · 4 yrs 10 mos

Education

Loyola University of Chicago
Doctor of Philosophy (Ph.D.), Biochemistry and Molecular Biology
1983 – 1990

Loyola University of Chicago
Master of Science (M.S.), Biology